KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

May 19, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”)

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted May 6, 2025

CIK No. 0002000208

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated May 14, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted on May 6, 2025

Summary

Regulatory Permission, page 4

1.

We note that this section discusses the possible permissions that may be required by the Chinese authorities, if applied to Hong Kong based companies like Kepler. Revise this section to clarify any and all material regulatory permissions that you must obtain from the authorities in Hong Kong in order to proceed with an offering that includes foreign investors.

Response: We respectfully advise the Staff that we have revised page 5 of the Amended Registration Statement to provide the relevant discussion.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.